CONFORMED


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2007                   Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----          ----


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


        (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b). 82-   .)

          Natuzzi S.p.A. (NYSE: NTZ) Announces Consolidated
         Second Quarter and First Half 2007 Financial Results

    SECOND QUARTER 2007 FINANCIAL HIGHLIGHTS

    --  TOTAL NET REVENUES DOWN BY 17.0% AT EUR 162.4 MILLION AND
        SEATS SOLD DOWN BY 20.6% OVER 2Q06

    -- OPERATING LOSS OF EUR 9.2 MILLION, VERSUS OPERATING INCOME OF EUR 12.1 MILLION IN 2Q06

    -- NET LOSSES AT EUR 4.2 MILLION VERSUS NET EARNINGS OF EUR 9.9 MILLION IN 2Q06


    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Sept. 12, 2007--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Group'), the world's leading manufacturer of leather-upholstered furniture, today presented the consolidated financial statements for the second quarter and first half ended on June 30, 2007.

    NET SALES

    During the second quarter of 2007, total net sales were at EUR
162.4 million, decreasing by 17.0 percent from EUR 195.6 million reported in second quarter 2006. During the same period, units sold were down 20.6 percent. Considering the first half of 2007, total net sales were at EUR 316.2 million, down by 17.6 percent as compared to EUR 383.8 million reported in the first semester of last year, and units sold were down 18.9 percent. The decrease in total net sales was mainly attributable to a negative business environment especially in the US market as well as to a challenging period-over-period comparison base. During the first half of 2007, total order flow was down high-single digit versus the same period of last year.

    During the quarter ended on June 30, 2007, upholstery net sales decreased by 18.0 percent at EUR 144.9 million, from EUR 176.7 million in the second quarter of 2006. Other sales (principally living room accessories and raw materials produced by the Group and sold to third parties) decreased by 7.4 percent over the second quarter of 2006 at EUR 17.5 million.

    In the second quarter 2007, total net sales decreased, on a quarter-over-quarter basis, by 21.6 percent in the Americas at EUR
49.4 million, by 16.4 percent in Europe at EUR 85.9 million, and by
12.7 percent at EUR 9.6 million in the Rest of the World.

    During the second quarter 2007, total net sales to our chain Divani & Divani by Natuzzi Stores and Natuzzi Stores were at EUR 33.2 million, down 14.0 percent as compared to the same period of 2006. During the same quarter three new stores were opened (1 in UK, 1 in Finland and 1 Russia), while six stores were closed (5 in Greece and 1 in China), thus bringing the total number of stores at 280 as of June 30, 2007. At the same date, there were 484 Natuzzi Galleries.

    In the second quarter 2007 leather-upholstered furniture decreased over the same quarter of last year by 17.7 percent at EUR 126.6 million and fabric-upholstered furniture by 20.1 percent at EUR 18.3 million.

    Total net sales for the Natuzzi branded products during the second quarter 2007 were at EUR 96.1 million, or 66.3 percent of upholstery net sales, down 16.0 percent from EUR 114.4 million reported last year. During the same period, sales for Italsofa products decreased by
21.7 percent at EUR 48.8 million from EUR 62.3 million reported in the second quarter of 2006.

    GROSS & OPERATING RESULTS

    For the three months ended on June 30, 2007, Group's gross profit was EUR 45.2 million, down from EUR 70.7 million reported in second quarter 2006. As a percentage of sales, gross margin decreased to 27.8 percent from 36.1 percent reported in second quarter 2006.

    During the same period, the Group reported a net operating loss of EUR 9.2 million, versus an operating income of EUR 12.1 million reported one year ago.

    FOREX AND TAXES

    For the three-month period ended on June 30, 2007, the Group reported a net foreign exchange gain of EUR 0.6 million as compared to a net foreign exchange loss of EUR 1.1 million reported for last year's comparable period.

    During the same quarter, the Group reported a deferred tax asset for EUR 2.2 million, versus income taxes of EUR 2.3 million for the second quarter of 2006.

    NET RESULT AND GROUP EARNINGS PER COMPANY'S SHARE

    During the quarter ended on June 30, 2007, the Group reported net losses of EUR 4.2 million (or EUR 0.08 losses per share), versus
Group's net earnings of EUR 9.9 million (or EUR 0.18 earnings per share) in the second quarter of 2006.

    Considering the first six months of 2007, the Group reported net losses of EUR 9.0 million (or EUR 0.16 losses per share), versus net earnings of EUR 16.7 million (or EUR 0.31 earnings per share) reported for the first semester of 2006.

    CASH FLOW

    During the six-month period ended on June 30, 2007, Group's operations used EUR 11.7 million of cash flow.

    Ernesto Greco, Chief Executive Officer of the Group, commented "The quarterly Group's performance reflects, as also confirmed by most of the major market players, the continued challenging business conditions, particularly evident in the U.S. where aggressive pricing competition and lower consumer confidence are still dominant factors. Furthermore, top line was also affected by the penalizing period-over-period comparison base.

    As far as the margins are concerned, persisting unfavorable Euro exchange rates against major currencies, U.S. dollar in particular, fixed costs not absorbed by adequate sale volumes, and the price increase in raw material, have all contributed to determine the quarterly reduction in the gross margin. The reduction in production working time planned in June 07 didn't bring any saving in the second quarter yet.

    Order flow during the second quarter was still down high-single digit with respect to the same period of last year, even if at a lower pace than what recorded at the beginning of the year. Although such difficult business conditions, we have been registering, due to our marketing efforts, some positive signs from the market over the last weeks: as a matter of fact, third quarter to-date order flow is currently up high-single digit rate over the same period of last year.

    We are, nevertheless, aware that the retail environment is still challenging, so the Group should remain committed in putting in place all the necessary initiatives like the reorganization of our retail activities and the completion of the restructuring process of the Group's operations so to reach a cost structure consistent with current production level as well as a new business model more coherent with the new business environment".

    SECOND QUARTER 2007 TELECONFERENCE

    Pasquale Natuzzi, Chairman of the Board, Ernesto Greco, Chief Executive Officer, Filippo Simonetti, Chief Financial Officer, and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on Thursday September 13, 2007.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 123 stores, and 1 Natuzzi Store. Outside Italy, the Group sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Group is ISO 9001 and 14001 certified.

    FORWARD-LOOKING STATEMENTS

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group's filings with the Securities and Exchange Commission, particularly in the Group's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.


                   NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Earnings for the quarters ended on June 30, 2007 and 2006 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                        ----------------------------------------------
                                                         Percent of
                        Three months ended on % Over        Sales
                         30-Jun-07  30-Jun-06 (Under)  30-Jun- 30-Jun-
                                                            07      06
----------------------- ---------- ---------- -------- ------- -------
   Upholstery net sales      144.9      176.7  (18.0)%   89.2%   90.3%
            Other sales       17.5       18.9   (7.4)%   10.8%    9.7%
Total Net Sales              162.4      195.6  (17.0)%  100.0%  100.0%
----------------------- ---------- ---------- -------- ------- -------
              Purchases     (71.9)     (84.1)    14.5% (44.3)% (43.0)%
                  Labor     (26.6)     (29.0)     8.3% (16.4)% (14.8)%
           Third-party
          Manufacturers      (3.8)      (6.1)    37.7%  (2.3)%  (3.1)%
    Manufacturing Costs     (11.0)      (8.3)  (32.5)%  (6.8)%  (4.2)%
       Inventories, net      (3.9)        2.6 (250.0)%  (2.4)%    1.3%
Cost of Sales              (117.2)    (124.9)     6.2% (72.2)% (63.9)%
----------------------- ---------- ---------- -------- ------- -------
Gross Profit                  45.2       70.7  (36.1)%   27.8%   36.1%
----------------------- ---------- ---------- -------- ------- -------
       Selling Expenses     (42.3)     (47.9)    11.7% (26.0)% (24.5)%
           General and
        Administrative
               Expenses     (12.1)     (10.7)  (13.1)%  (7.5)%  (5.5)%
Operating Income (Loss)      (9.2)       12.1 (176.0)%  (5.7)%    6.2%
----------------------- ---------- ---------- -------- ------- -------
   Interest Income, net        0.3        0.2             0.2%    0.1%
  Foreign Exchange, net        0.6      (1.1)             0.4%  (0.6)%
      Other Income, net        1.8        1.0             1.1%    0.5%
Earnings (Losses) before
 taxes and minority
 interest                    (6.5)       12.2 (153.3)%  (4.0)%    6.2%
---------------------------------- ---------- -------- ------- -------
           Income taxes        2.2      (2.3)             1.4%  (1.2)%
Earnings (Losses) before
 minority interest           (4.3)        9.9 (143.4)%  (2.6)%    5.1%
---------------------------------- ---------- -------- ------- -------
      Minority Interest      (0.1)        0.0           (0.1)%    0.0%
Net Earnings (Losses)        (4.2)        9.9 (142.4)%  (2.6)%    5.1%
----------------------- ---------- ---------- -------- ------- -------
Earnings (Losses) Per
 Share                      (0.08)       0.18
----------------------- ---------- ---------- -------- ------- -------
Average Number of Shares
 Outstanding*           54,824,227 54,738,538
---------------------------------- ---------- -------- ------- -------
(*) Net of shares repurchased


----------------------------------------------------------------------
 Key Figures in U.S.
   dollars (millions)                 Three months ended on
                                   June 30,             June
                                      2007               30,
                                                         2006
---------------------------------- ------------------- ---------------
Total Net Sales                         219.0            246.0
Gross Profit                             60.9             88.9
Operating Income (Loss)                (12.4)             15.2
Net Earnings (Losses)                   (5.7)             12.5
Earnings (Losses) per
 Share                                 (0.11)             0.23
Average exchange rate (U.S. dollar
 per Euro)                             1.3484           1.2576
----------------------------------------------------------------------


                   NATUZZI S.P.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for six months ended June 30, 2007 and 2006 on the basis of Italian
                                 GAAP
         (Expressed in millions of EUR except per share data)

                       ----------------------------------------------
                                                        Percent of
                        Six months ended on  % Over        Sales
                        30-Jun-07  30-Jun-06 (Under)  30-Jun- 30-Jun-
                                                           07      06
 --------------------- ---------- ---------- ---------------- -------
  Upholstery net sales      281.0      344.1  (18.3)%   88.9%   89.7%
           Other sales       35.2       39.7  (11.2)%   11.1%   10.3%
 Total Net Sales            316.2      383.8  (17.6)%  100.0%  100.0%
 --------------------- ---------- ---------- -------- ------- -------
             Purchases    (158.8)    (163.1)     2.6% (50.2)% (42.5)%
                 Labor     (51.4)     (56.1)     8.4% (16.3)% (14.6)%
           Third-party
          Manufacturers     (7.7)     (11.7)    34.0%  (2.4)%  (3.0)%
   Manufacturing Costs     (19.1)     (16.2)  (17.9)%  (6.0)%  (4.2)%
      Inventories, net       12.9      (1.4)  1020.1%    4.1%  (0.4)%
 Cost of Sales            (224.1)    (248.5)     9.8% (70.9)% (64.7)%
 --------------------- ---------- ---------- -------- ------- -------
 Gross Profit                92.1      135.3  (31.9)%   29.1%   35.3%
 --------------------- ---------- ---------- -------- ------- -------
      Selling Expenses     (85.7)     (94.4)     9.2% (27.1)% (24.6)%
           General and
        Administrative
               Expenses    (23.5)     (19.9)  (18.1)%  (7.4)%  (5.2)%
 Operating Income
  (Loss)                   (17.1)       21.0 (181.4)%  (5.4)%    5.5%
 --------------------- ---------- ---------- -------- ------- -------
  Interest Income, net        0.9        0.5             0.3%    0.1%
 Foreign Exchange, net        1.0      (1.6)             0.3%  (0.4)%
     Other Income, net        2.8        3.2             0.9%    0.8%
 Earnings (Losses)
  before taxes and
  minority interest        (12.4)       23.1 (153.7)%  (3.9)%    6.0%
 -------------------------------- ---------- -------- ------- -------
          Income taxes        3.3      (6.3)             1.0%  (1.6)%
 Earnings (Losses)
  before minority
  interest                  (9.1)       16.8 (154.2)%  (2.9)%    4.4%
 -------------------------------- ---------- -------- ------- -------
     Minority Interest      (0.1)        0.1           (0.0)%    0.0%
 Net Earnings (Losses)      (9.0)       16.7 (153.9)%  (2.8)%    4.4%
 --------------------- ---------- ---------- -------- ------- -------
 Earnings (Losses) Per
  Share                    (0.16)       0.31
 -------------------------------- ---------- -------- ------- -------
 Average Number of
  Shares Outstanding*  54,824,227 54,738,538
 -------------------------------- ---------- -------- ------- -------
 (*) Net of shares repurchased


 --------------------------------------------------------------------
   Key Figures in U.S. dollars
             (millions)               Six months ended on
                                  June 30,             June
                                     2007               30,
                                                        2006
 -------------------------------- ------------------- ---------------
 Total Net Sales                       420.6            472.4
 Gross Profit                          122.5            166.5
 Operating Income
  (Loss)                              (22.7)             25.8
 Net Earnings (Losses)                (12.0)             20.6
 Earnings (Losses) per Share          (0.22)             0.38
 Average exchange rate (U.S.
  dollar per Euro)                    1.3300           1.2309
 --------------------------------------------------------------------


               GEOGRAPHIC BREAKDOWN

--------------------------------------------------
           Sales*                Seat Units
        Three months        Three months
          ended on  % Over     ended on    % Over
         30-   30-  (Under)30-Jun- 30-Jun- (Under)
         Jun-  Jun-           07      06
          07    06
===     ===== ===== ============== ======= =======
Americas 49.4  63.0 (21.6%)286,402 353,328 (18.9%)
   % of
   total34.1% 35.7%          45.0%   44.1%
Europe   85.9 102.7 (16.4%)311,475 401,773 (22.5%)
   % of
   total59.3% 58.1%          48.9%   50.1%
Rest of
 the
 world    9.6  11.0 (12.7%) 38,522  46,298 (16.8%)
   % of
   total 6.6%  6.2%           6.1%    5.8%
------------- ----- -------------- ------- -------
TOTAL   144.9 176.7 (18.0%)636,399 801,399 (20.6%)
--------------------------------------------------
* Expressed in millions of EUR

--------------------------------------------------

              BREAKDOWN BY COVERING

--------------------------------------------------
           Sales*                Seat Units
        Three months        Three months
          ended on  % Over     ended on    % Over
         30-   30-  (Under)30-Jun- 30-Jun- (Under)
         Jun-  Jun-           07      06
          07    06
===     ================================== =======
Leather 126.6 153.8 (17.7%)549,118 677,656 (19.0%)
   % of
   total87.4% 87.0%          86.3%   84.6%
Fabric   18.3  22.9 (20.1%) 87,281 123,743 (29.5%)
   % of
   total12.6% 13.0%          13.7%   15.4%
Total   144.9 176.7 (18.0%)636,399 801,399 (20.6%)
--------------------------------------------------
* (Expressed in millions of EUR)

--------------------------------------------------

                BREAKDOWN BY BRAND

--------------------------------------------------
           Sales*                Seat Units
        Three months        Three months
          ended on  % Over     ended on    % Over
         30-   30-  (Under)30-Jun- 30-Jun- (Under)
         Jun-  Jun-           07      06
          07    06
===     ================================== =======
Natuzzi  96.1 114.4 (16.0%)325,701 403,978 (19.4%)
   % of
   total66.3% 64.7%          51.2%   50.4%
Italsofa 48.8  62.3 (21.7%)310,698 397,421 (21.8%)
   % of
   total33.7% 35.3%          48.8%   49.6%
TOTAL   144.9 176.7 (18.0%)636,399 801,399 (20.6%)
--------------------------------------------------


                         GEOGRAPHIC BREAKDOWN

----------------------------------------------------------------------
                              Sales*               Seat Units
                       Six months
                         ended on   % Over Six months ended on % Over
                        30-    30-  (Under)30-Jun-07 30-Jun-06 (Under)
                        Jun-   Jun-
                         07     06
====================== ======================================= =======
Americas                 95.8 126.8 (24.4%)  545,154   678,250 (19.6%)
            % of total  34.1% 36.9%            43.4%     43.8%
Europe                  165.5 195.6 (15.4%)  631,559   780,932 (19.1%)
            % of total  58.9% 56.8%            50.3%     50.4%
Rest of the world        19.7  21.7  (9.2%)   79,787    89,369 (10.7%)
            % of total   7.0%  6.3%             6.3%      5.8%
---------------------- ------ ----- ---------------- --------- -------
TOTAL                   281.0 344.1 (18.3%)1,256,500 1,548,551 (18.9%)
----------------------------------------------------------------------
* (Expressed in millions of
 EUR)

----------------------------------------------------------------------

                        BREAKDOWN BY COVERING

----------------------------------------------------------------------
                              Sales*               Seat Units
                       Six months
                         ended on   % Over Six months ended on % Over
                        30-    30-  (Under)30-Jun-07 30-Jun-06 (Under)
                        Jun-   Jun-
                         07     06
====================== ======================================= =======
Leather                 246.7 297.2 (17.0%)1,084,874 1,291,199 (16.0%)
            % of total  87.8% 86.4%            86.3%     83.4%
Fabric                   34.3  46.9 (26.9%)  171,626   257,352 (33.3%)
            % of total  12.2% 13.6%            13.7%     16.6%
Total                   281.0 344.1 (18.3%)1,256,500 1,548,551 (18.9%)
----------------------------------------------------------------------
* (Expressed in millions of
 EUR)

----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

----------------------------------------------------------------------
                              Sales*               Seat Units
                       Six months
                         ended on   % Over Six months ended on % Over
                        30-    30-  (Under)30-Jun-07 30-Jun-06 (Under)
                        Jun-   Jun-
                         07     06
====================== ======================================= =======
Natuzzi                 177.1 223.5 (20.8%)  611,050   791,073 (22.8%)
            % of total  63.0% 65.0%            48.6%     51.1%
Italsofa                103.9 120.6 (13.8%)  645,450   757,478 (14.8%)
            % of total  37.0% 35.0%            51.4%     48.9%
TOTAL                   281.0 344.1 (18.3%)1,256,500 1,548,551 (18.9%)
----------------------------------------------------------------------


            NATUZZI S.P.A. AND SUBSIDIARIES
       Unaudited Consolidated Balance Sheet as of
   June 30, 2007 and December 31, 2006 (Expressed in
                    millions of EUR)

                                       30-Jun-  31-Dec-
                                          07       06
 ------------------------------------  -------- --------
                 ASSETS
 Current Assets:
   Cash and cash equivalents              112.0    128.1
   Marketable debt securities               0.0      0.0
   Trade receivables, net                 117.1    119.3
   Other receivables                       41.9     44.7
   Inventories                            113.2    100.3
   Unrealized foreign exchange gains        2.2      5.5
   Prepaid expenses and accrued
    income                                  4.0      2.0
   Deferred income taxes                   13.0      7.5
 Total current assets                     403.4    407.4
 ------------------------------------  -------- --------
 Non-Current Assets:
   Net property, plant and equipment      249.1    246.3
   Treasury shares                          0.0      0.0
   Other assets                            18.5     18.7
   Deferred income taxes                    2.3      2.3
 ------------------------------------  -------- --------
 TOTAL ASSETS                             673.3    674.7
 ------------------------------------  -------- --------
       LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
   Short-term borrowings                   11.0      3.8
   Current portion of long-term debt        0.3      0.3
   Accounts payable-trade                  76.9     79.5
   Accounts payable-other                  23.6     22.5
   Accounts payable shareholders for
    dividends                               0.6      0.6
   Unrealized foreign exchange losses       0.0      0.0
   Income taxes                             1.3      4.6
   Salaries, wages and related
    liabilities                            22.3     21.7
 Total current liabilities                136.0    133.0
 ------------------------------------  -------- --------
 Long-Term Liabilities:
   Employees' leaving entitlement          35.7     35.3
   Long-term debt                           2.2      2.4
   Deferred income taxes                    0.0      0.0
   Deferred income for capital grants      13.4     14.1
   Other liabilities                        9.2     10.5
 ------------------------------------  -------- --------
 Minority Interest                          0.5      0.6
 ------------------------------------  -------- --------
 Shareholders' Equity:
   Share capital                           54.8     54.7
   Reserves                                42.3     42.3
   Additional paid-in capital               8.3      8.3
   Retained earnings                      370.9    373.5
 Total shareholders' equity               476.3    478.8
 ------------------------------------  -------- --------
 TOTAL LIABILITIES AND SHAREHOLDERS'
  EQUITY                                  673.3    674.7
 ---------------------------------------------- --------


                   NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statement of Cash Flows as of June 30, 2007 and 2006 (Expressed in millions of EUR)

                                                           30-    30-
                                                           Jun-   Jun-
                                                            07     06
                                                          ------ -----
Cash flows from operating activities:
 Net earnings (losses)                                     (9.0)  16.7
 Adjustments to reconcile net income to net cash provided
  by operating activities:
  Depreciation and amortization                             14.8  15.3
  Employees' leaving entitlement                             0.4   1.2
  Deferred income taxes                                    (5.5) (1.7)
  Minority interest                                        (0.1)   0.1
  (Gain) loss on disposal of assets                          0.0   0.2
  Unrealized foreign exchange (losses) / gain                3.2 (7.2)
  Deferred income for capital grants                       (0.5) (0.6)
 Change in assets and liabilities:
  Receivables, net                                           2.2   1.1
  Inventories                                             (12.9)   1.4
  Prepaid expenses and accrued income                      (2.0) (1.4)
  Other assets                                               2.8   1.4
  Accounts payable                                         (2.6)   3.8
  Income taxes                                             (3.3)   1.3
  Salaries, wages and related liabilities                    0.7   3.6
  Other liabilities                                          0.1   0.4

Total adjustments                                          (2.7)  18.9

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES          (11.7)  35.6
--------------------------------------------------------- ------ -----

Cash flows from investing activities:
 Property, plant and equipment:
  Additions                                               (13.0) (6.9)
  Disposals                                                  0.4   0.2
 Government grants received                                  0.0   0.0
 Marketable debt securities:
  Proceeds from sales                                        0.0   0.0
 Purchase of business, net of cash acquired                  0.0 (3.1)
 Disposal of business                                        0.0   0.0
NET CASH USED BY INVESTING ACTIVITIES                     (12.6) (9.8)
--------------------------------------------------------- ------ -----
Cash flows from financing activities:
 Long term debt:
  Proceeds                                                   0.0   0.0
  Repayments                                               (0.3) (0.3)
 Short-term borrowings                                       7.2 (1.5)
 Dividends paid to shareholders                              0.0   0.0
 Dividends paid to minority shareholders                     0.0   0.0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES             6.9 (1.8)
--------------------------------------------------------- ------ -----
 Effect of translation adjustments on cash                   1.3 (1.0)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          (16.1)  23.0
--------------------------------------------------------- ------ -----
 Cash and cash equivalents, beginning of the year          128.1  89.7
CASH AND CASH EQUIVALENTS, END OF THE PERIOD               112.0 112.7
--------------------------------------------------------- ------------


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             Fax: +39-080-8820-241
             E-mail:
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             E-mail: relazioni.esterne@natuzzi.com

                                                                       CONFORMED



                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NATUZZI S.p.A.
                                        (Registrant)


Date: September 12, 2007
                                        By: /s/ FILIPPO SIMONETTI
                                            ---------------------
                                            Filippo Simonetti